Mail Stop 4561

May 14, 2009

VIA U.S. MAIL AND FAX (303) 567-5600

Mr. Walter C. Rakowich
Chief Executive Officer
Prologis
4545 Airport Way
Denver, CO 80239

> **Re:** **Prologis**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-12846**

Dear Mr. Rakowich:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Form 10-K for the Year Ended December 31, 2008

Off-Balance Sheet Arrangements, page 52

1. We note from your disclosure in footnote (1) to the table on page 52 that you can offer no assurance that the property funds will be able to refinance any maturing indebtedness at terms as favorable as maturing debt, or at all. Please tell us, and disclose in future filings, your estimate of the capital contributions that will be required of you and your fund partners to refinance existing debt. Tell us how you would fund these contributions, and what would happen in the event that your partners could not meet their contribution obligations. Also, please provide us

with a range of the potential impact to your financial statements and liquidity if one or more of these joint ventures were unable to refinance and your joint venture partners were unable to provide any further capital contributions.

Funds from Operations, page 57

2. We are unclear how your calculation of FFO complies with the requirements of Item 10(e) of Regulation S-K and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Specifically it appears that you have adjusted FFO to arrive at FFO, excluding significant non-cash items for certain recurring items such as impairment of goodwill and other assets, impairment related to assets held for sale, impairment of real estate properties, our share of the loss/impairment recorded by PEPR and gains on early extinguishment of debt. Explain to us how these adjustments are appropriate in accordance with Item 10(e) of Regulation S-K and tell us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

3. It appears that the non-GAAP financial measure entitled FFO, excluding significant non-cash items, attributable to common shares, as defined by us is a liquidity measure as it excludes non-cash items. Please tell us if this is considered a performance or a liquidity measure. We may have further comment.

Definitive Proxy Statement on Schedule 14A filed April 7, 2009

Compensation Discussion and Analysis

2008 Compensation Decisions, page 20

4. We note your response letter dated May 9, 2008, and your disclosure on page 23 that PSAs reward specific financial and strategic performance at both the company and individual levels and that the inclusion of individual performance goals was deemed necessary as actions required to reposition the company under the new business strategy could be dilutive to earnings in the near term. Please revise your disclosure in future filings to identify the elements of individual performance and/or contribution that were material to the compensation decisions for each of the named executive officers and tell us how you intend to comply.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486. Please contact Jerard Gibson at (202) 551-3473 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief